Exhibit 12.1

Veeco Instruments Inc.

Ratio of Earnings to Fixed Charges

($ in thousands, except ratio data)

	Year Ended December 31,										Six Months Ended June 30
	2000		2001		2002		2003		2004		2005
Fixed charges

Interest expense, including amortization of debt issue costs	$2,374		$2,584		$11,864		$11,568		$11,471		$5,737

Portion of rental expense deemed to represent interest	1,529		1,480		1,535		1,433		1,915		1,103

Total Fixed Charges	$3,903		$4,064		$13,399		$13,001		$13,386		$6,840

Earnings before fixed charges

Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principle	$8,445		$20,902		$(143,897)		$(17,136)		$(20,028)		$(3,928)

Fixed charges	3,903		4,064		13,399		13,001		13,386		6,840

Total earnings (loss) before fixed charges	$12,348		$24,966		$(130,498)		$(4,135)		$(6,642)		$2,912

Ratio of earnings (loss) to fixed charges	3.164	x	6.143	x	(9.739	)x	(.318	)x	(.496	)x	(.426	)x